NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Net Income of $644,000 or $0.03 per share (diluted) for the second quarter of 2007

Calgary, Alberta, July 31, 2007 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the second quarter ended June 30, 2007.

CE Franklin reported net income of $644,000 or $0.03 per share (diluted) for the quarter ended June 30, 2007 as compared to net income of $3.9 million or $0.21 per share (diluted) for the quarter ended June 30, 2006.

Financial Highlights

	Three Months Ended		Six Months Ended		Year Ended
	June 30		June 30		December 31
(millions of Cdn.$ except per share data)	2007	2006	2007	2006	2006
	(unaudited)		(unaudited)
Sales	$82.9	$115.9	$237.2	$292.9	$555.2

Gross profit	16.8	22.5	43.1	54.7	103.5
Gross profit - %	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	2.2	7.0	13.2	22.1	40.1
EBITDA(1) as a % of sales	0.0%	0.1%	0.1%	0.1%	0.1%

Net income	$0.6	$3.9	$7.0	$12.8	$22.9
Per share
Basic (Cdn. $)	$0.03	$0.21	$0.38	$0.71	$1.27
Diluted (Cdn. $)	$0.03	$0.21	$0.37	$0.68	$1.22

“Despite the worst spring breakup since 2002 and continued reductions in capital spending by oil and gas producers, CE Franklin remains profitable,” said Michael West, Chairman, President and CEO.  “CE Franklin is committed to its core strategies.  We will remain disciplined and intend to be profitable in all industry activity cycles.”

Sales decreased 28.5% to $82.9 million for the quarter ended June 30, 2007 as compared to $115.9 million for the quarter ended June 30, 2006.  Well completions (excluding dry and service wells) decreased 34.1% to 3,057 wells for the three months ended June 30, 2007 compared to 4,639 for the three months ended June 30, 2006. Average rig count for the quarter ended June 30, 2007 decreased 49.0% to 159 rigs compared to 312 rigs for the quarter ended June 30, 2006. The decline in sales is mainly due to the severe and prolonged spring breakup where the second quarter of 2007 showed average rig counts and well completions at their lowest levels since 2002.

Average rig count decreased 71.8% during the second quarter of 2007 as compared to the first quarter of 2007.  The second quarter brings spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground resulting in secondary roads becoming incapable of supporting heavy equipment until the roads have dried out.  As a result, activity levels decline during the second quarter as compared to the first quarter.

EBITDA(1) for the quarter ended June 30, 2007 decreased 68.5% to $2.2 million from $7.0 million for the quarter ended June 30, 2006.  EBITDA as a percentage of sales decreased to 2.7% for the quarter ended June 30, 2007 compared to 6.1% for the quarter ended June 30, 2006.

Outlook

Industry analysts are continuing to forecast lower activity levels due to the price of gas, the strength of the Canadian dollar as well as increased infrastructure costs.  As oil and gas producers continue to experience these economic factors their capital budgets will remain below activity levels experienced in 2005 and early 2006.

Conference Call and Webcast Information

A conference call to review the quarter ended June 30, 2007, which is open to the public, will be held on Wednesday, August 1, 2007 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3422 in Toronto or dialing 1-866-249-5221 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the pass code of 21241330 followed by the pound sign and may be accessed until midnight Wednesday, August 8, 2007.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1941500 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Denise Jones, Controller.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Denise Jones Controller (403) 531-5611

1() EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  See page 6 for a reconciliation of net income to EBITDA.

Management’s Discussion and Analysis as at July 31, 2007

For the quarter and six months ended June 30, 2007 as compared to the quarter and six months ended June 30, 2006.

Forward Looking Statements

The information in this MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the forecasted activity levels for the remainder of 2007 and into 2008;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s future gross profit and net profit margins;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A except as required by law.

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin’s financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Management’s Discussion and Analysis and the consolidated financial statements and the related notes thereto which are included in the Company’s December 31, 2006 Annual Report.

The selected financial data presented below is presented in Canadian dollars and were calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches and selected inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company’s 42 branches each warehouse an inventory of products to meet the day to day needs of customers.  A 100,000 square-foot centralized distribution centre located in Edmonton, Alberta, acts as the hub for its branch operations.  Other inventory, such as pipe or tubular products, may be sourced from various stocking points located throughout the western Canadian sedimentary basin and shipped direct to the customers’ location. The branches also have access to a sales force located at the Company’s headquarters in Calgary, Alberta that provides product expertise and logistics to get the product to the customer.

The primary driver of the Company’s profitability is the level of oil and gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service its customer’s needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as size, service requirements and complexity.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Statements of Operations
Sales	$82,938	$115,948	$237,193	$292,905
Gross profit	16,831	22,460	43,142	54,707
Gross profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	14,086	15,450	29,352	32,692
Amortization	727	692	1,486	1,393
Interest	479	739	1,062	1,405
Other	535	(13)	589	(102)
	15,827	16,868	32,489	35,388

Income before income taxes	1,004	5,592	10,653	19,319
Income tax expense	360	1,678	3,636	6,526
Net income	644	3,914	7,017	12,793

Net income as a % of sales	0.0%	0.0%	0.0%	0.0%

EBITDA (1)	2,210	7,023	13,201	22,117
EBITDA as a % of sales	0.0%	0.1%	0.1%	0.1%
Net income per share
Basic	$0.03	$0.21	$0.38	$0.71
Diluted	$0.03	$0.21	$0.37	$0.68

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of net income to EBITDA:

(in thousands of Cdn. dollars)	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Net income	$644	$3,914	$7,017	$12,793
Interest expense	479	739	1,062	1,405
Income tax expense	360	1,678	3,636	6,526
Amortization	727	692	1,486	1,393
EBITDA	$2,210	$7,023	$13,201	$22,117

Results of Operations – For the Three and Six Months Ended June 30, 2007

Activity Levels

The following are selected industry activity measures:

	As at		Three months ended(5)		Six months ended(5)
	June 30		June 30		June 30
	2007	2006	2007	2006	2007	2006

Oil - U.S. $/bbl(1)	$71.09	$73.93	$64.73	$70.56	$61.44	$66.05
Gas - Cdn. $/gj(2)	$5.80	$5.27	$7.10	$6.01	$7.24	$6.55
Well completions(3)	n/a	n/a	3,057	4,639	9,257	10,409
Average rig count(4)	n/a	n/a	159	312	340	500

(1) West Texas Intermediate
(2) AECO spot
(3) excluding dry and service wells
(4) includes drilling and completing rigs
(5) for the three and six months ended June 30 figures are shown as * average except well completions

Overall reductions in capital spending by exploration and production companies continues as a result of higher drilling costs and increased gas supplies.  In addition the strength of the Canadian dollar has a negative impact on activity levels as it is more costly for foreign exploration and production companies to conduct business in Canada.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Although well completions are a good general indicator of activity levels, there may be time lags in reporting completions that may impact quarterly statistics.  Average rig counts provide a general indication of energy industry activity levels.

For the quarter ended June 30, 2007, the total number of wells completed (excluding dry and service wells) in western Canada decreased 34.1% to 3,057 wells compared to 4,639 wells for the quarter ended June, 2006.  For the six months ended June 30, 2007 the total number of wells completed (excluding dry and service wells) in western Canada decreased 11.1% to 9,257 wells compared to 10,409 wells for the six months ended June, 2006.

The average rig count for the quarter ended June 30, 2007 decreased 49.0% to 159 average rigs as compared to 312 average rigs for the quarter ended June 30, 2006. The average rig count for the six months ended June 30, 2007 decreased 32.0% to 340 average rigs as compared to 500 average rigs for the six months ended June 30, 2006.

Sales

Sales for the quarter ended June 30, 2007 decreased 28.5% or $33.0 million to $82.9 million from $115.9 million for the quarter ended June 30, 2006.  Sales for the six months ended June 30, 2007 declined by 19.0% or $55.7 million to $237.2 million from $292.9 million for the six months ended June 30, 2006.  The decrease in sales is due to lower activity levels as compared to the first half of 2006.  The decline in sales in the second quarter of 2007 was mainly due to the severe, and prolonged, spring breakup where average rig counts and well completions were at their lowest levels since 2002.  Activity levels were also negatively impacted by the strengthening of the Canadian dollar.  The Company’s sales are dependent upon the level of oil and gas exploration and production activity in the western Canadian sedimentary basin, including the oilsands.  This activity is cyclical and is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, economic and political events and uncertainties and environmental concerns.

Gross Profit

Gross profit decreased 25.1% to $16.8 million for the quarter ended June 30, 2007 from $22.5 million for the quarter ended June 30, 2006.  Gross profit margins increased to 20.3% for the quarter ended June 30, 2007 from 19.4% for the quarter ended June 30, 2006.

Gross profit decreased 21.1% to $43.1 million for the six months ended June 30, 2007 from $54.7 million for the six months ended June 30, 2006.  Gross profit margins decreased to 18.2% for the six months ended June 30, 2007 from 18.7% for the six months ended June 30, 2006.

The high activity levels in the first half of 2006 resulted in product shortages which lead to downward pressure on product margins in the first half of 2006 as the Company procured certain products at higher costs from non-standard sources of supply.  The overall increase in profit margins for the second quarter ended June 30, 2007 as compared to the second quarter ended June 30, 2006 is due in part to a return to a standardized procurement of product.  Profit margins for the first half of 2007 remain slightly lower than the first half of 2006 due in part to a large oilsands sales order at lower than normal margins during the first quarter of 2007.

Selling, General and Administrative Costs

SG&A costs decreased $1.4 million or 8.8% to $14.1 million for the second quarter ended June 30, 2007 from $15.5 million for the second quarter ended June 30, 2006.  SG&A costs decreased $3.3 million or 10.2% to $29.4 million for the six months ended June 30, 2007 from $32.7 million for the six months ended June 30, 2006.

The decline in SG&A for the quarter and first six months of 2007 related mainly to the variable components of salaries and benefits and agents fees which vary with sales levels, coupled with the reduction in agent’s fees due to two agencies being acquired in the second quarter of 2007 and the replacement of two agencies with corporate branches in the second quarter of 2007.  Third party consulting costs associated with continued compliance with the Sarbanes-Oxley Act of 2002 (“SOX”) also declined this quarter as compared to the costs incurred in the first quarter of 2006.   Offsetting this decline were salaries and related costs for employees at the two new corporate branches and higher occupancy costs related to new and expanded locations to support future growth opportunities.

Overall, the total number of employees remained relatively flat at 418 employees as at June 30, 2007 compared to 420 employees as at June 30, 2006.  Average revenue per employee for the first half of 2007 decreased 18.4% as compared to the first half of 2006 as a result of the 18.7% decline in sales for the comparative period.  Average revenue per employee is a measure that reflects the standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA

EBITDA for the quarter ended June 30, 2007 decreased $4.8 million or 68.5% to $2.2 million compared to $7.0 million for the quarter ended June 30, 2006.  EBITDA as a percentage of sales was 2.7% for the quarter ended June 30, 2007 versus 6.1% for the quarter ended June 30, 2006.

EBITDA for the six months ended June 30, 2007 decreased $8.9 million or 40.3% to $13.2 million compared to $22.1 million for the six months ended June 30, 2006.  EBITDA as a percentage of sales was 5.6% for the six months ended June 30, 2007 versus 7.6% for the six months ended June 30, 2006.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 6.

Income Before Income Taxes

Income before income taxes decreased $4.6 million to $1.0 million for the quarter ended June 30, 2007 compared to $5.6 million for the quarter ended June 30, 2006.  The decline is a result of the $5.6 million decrease in gross profit combined with an increase of $335,000 in other costs offset by the $1.4 million decrease in SG&A. Other costs include amortization, interest expense and foreign exchange.

Income before income taxes decreased $8.7 million to $10.7 million for the six months ended June 30, 2007 compared to $19.3 million for the six months ended June 30, 2006.  The decline is a result of the $11.6 million decrease in gross profit combined with an increase of $441,000 in other costs offset by the $3.3 million decrease in SG&A. Other costs include amortization, interest expense and foreign exchange.

Income Taxes

The Company’s effective tax rate for the quarter ended June 30, 2007 was 35.9%, as compared to an effective tax rate of 30.0% for the quarter ended June 30, 2006.  The Company’s effective tax rate for the six months ended June 30, 2007 was 34.1%, as compared to an effective tax rate of 33.8% for the six months ended June 30, 2006.  The Company’s combined federal and provincial statutory tax rate for the six months ended June 30, 2007 was 32.7%, compared to 33.5% for the quarter ended June 30, 2006. The increase in the effective tax rate for the quarter and six months ended June 30, 2007 was due primarily to non-deductible items becoming a larger component of income before taxes.

Net Income

Net Income for the quarter ended June 30, 2007 was $644,000 or $0.03 per share (diluted) as compared to $3.9 million or $0.21 per share (diluted) for the quarter ended June 30, 2006.

Net income for the six months ended June 30, 2007 was $7.0 million or $0.37 per share (diluted) as compared to $12.8 million or $0.68 per share (diluted) for the six months ended June 30, 2006.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.

(in thousands of Cdn. dollars except per share data)
UnauditedQ3Q4Q1Q2Q3Q4Q1Q2
	2005	2005	2006	2006	2006	2006	2007	2007

Sales	122,224	141,066	176,957	115,948	131,675	130,648	154,255	82,938

EBITDA (see page 6)	8,300	11,061	15,094	7,023	8,386	9,574	10,991	2,210
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.0%

Net income	4,214	6,303	8,879	3,914	4,719	5,427	6,373	644
Net income as a % of sales	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.25	$ 0.36	$ 0.50	$ 0.21	$ 0.26	$ 0.30	$ 0.35	$ 0.03
Diluted (Cdn. $)	$ 0.22	$ 0.33	$ 0.47	$ 0.21	$ 0.25	$ 0.29	$ 0.34	$ 0.03

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop significantly during the second quarter until such time as the roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.

Sales for the quarter ended June 30, 2007 decreased 46.2% to $82.9 million from $154.3 million for the quarter ended March 31, 2007. Average rig count decreased 71.8% during the second quarter of 2007 as compared to the first quarter of 2007.  Average rig counts and well completions for the second quarter were at their lowest levels since 2002.  EBITDA for the second quarter of 2007 decreased to $2.2 million or 79.9% from $11.0 million for the quarter ended March 31, 2007. The $71.4 million decrease in sales resulted in a 12.3% decremental flow through to EBITDA.  Net income was $644,000 or $0.03 per share (diluted) for the quarter ended June 30, 2007 compared to $6.4 million or $0.34 per share (diluted) for the quarter ended March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and potential acquisitions.  Working capital is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities, income taxes payable and other current liabilities.

For the three months ended June 30, 2007, the Company generated $1.7 million in cash flow from operating activities, before net change in non-cash working capital balances, $5.8 million increase in overdraft and $3.6 decrease in cash, and $354,000 from the issuance of capital stock on exercise of employee stock options.  Cash used during the quarter consisted of $3.8 million from working capital (excluding the bank operating loan), $594,000 in capital and other expenditures, $59,000 in repayments on capital leases and $3.6 million decrease in cash.  These activities resulted in a $7.1 million reduction to the bank operating loan.

For the three months ended June 30, 2006, the Company generated $5.4 million in cash flow from operating activities, before net change in non-cash working capital balances, $7.3 million from working capital (excluding the bank operating loan) and $3.4 million increase in overdraft, and $1.2 million from the issuance of capital stock on exercise of employee stock options.  Cash used during the quarter consisted of a $707,000 for purchases of capital and other expenditures and $70,000 in repayments on capital leases.  These activities resulted in a $16.5 million reduction to the bank operating loan.

For the six months ended June 30, 2007, the Company generated $9.6 million in cash flow from operating activities, before net change in non-cash working capital balances, and $568,000 from the issuance of capital stock on exercise of employee stock options.  Cash used during the period consisted of $8.2 million increase in working capital (excluding the bank operating loan) and $1.0 million decrease in overdraft, $2.4 million related to a business acquisitions, $278,000 on repayment of long term debt, $173,000 for the purchase of shares held in trust for the PSU plan, $1.0 million in capital and other expenditures and $113,000 in repayments on capital leases.  These activities resulted in a $3.0 million increase in the bank operating loan.

For the six months ended June 30, 2006, the Company generated $14.8 million in cash flow from operating activities, before net change in non-cash working capital balances and $1.6 million from the issuance of capital stock on exercise of employee stock options.  Cash used during the period consisted of $10.3 million increase in working capital (excluding the bank operating loan), $8.7 million decrease in overdraft, $2.3 million to purchase a two branch distribution operation, $1.6 million in capital and other expenditures and $126,000 in repayments on capital leases.  These activities resulted in a $6.6 million increase in the bank operating loan.

For the quarter ended June 30, 2007, accounts receivable decreased $39.4 million or 37.3% to $66.4 million from $105.8 million as at March 31, 2007.  For the six months ended June 30, 2007, accounts receivable decreased $21.1 million or 24.2% to $66.4 million from $87.5 million as at December 31, 2006.  The decrease in accounts receivable reflects collections and the reduction in activity levels during the second quarter.

Average day’s sales outstanding (“DSO”) was 60.5 days for the second quarter of 2007 and 58.3 days for the first six months of 2007.  This compares to 60.5 days for the second quarter of 2006 and 59.6 days for the first six months of 2006.

Accounts receivable greater than 90 days old was 8.7% of trade accounts receivable as at June 30, 2007 versus 4.5% as at March 31, 2007 and 7.0% as at June 30, 2006.  Trade accounts receivable is tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense for the six months ended June 30, 2007 was $260,000 (0.1% of sales) compared to $709,000 (0.2% of sales) for the six months ended June 30, 2006. Although accounts receivable greater than 90 days old increased as compared to the previous year, bad debt expense remained consistent with historic levels.

Total inventory for the Company increased 4.7% to $94.9 million as at June 30, 2007 as compared to $90.7 million as at March 31, 2007 mainly due to sales for the quarter being lower than the company had forecasted.  The $94.9 million in inventory as at June 30, 2007 declined by 2.5% from $97.3 million as at December 31, 2006. The Company will continue to adjust its investment in inventory to align with both current activity levels and future growth objectives.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 2.7 times (annualized) in the quarter ended June 30, 2007, compared to 4.1 times (annualized) in the second quarter of 2006. CE Franklin targets inventory turns of 5.0 times.  Due to the seasonality of the industry, inventory turns are historically lower than target in the second quarter as drilling activity is reduced. The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  Surplus inventory was 3.1% of total inventory as at June 30, 2007 as compared to 3.3% as at March 31, 2007 and 2.7% as at December 31, 2006.

Accounts payable, accrued liabilities and bank overdraft decreased $28.0 million to $48.1 million as at June 30, 2007 as compared to $76.1 million as at March 31, 2007.  For the six months ended June 30, 2007 accounts payable, accrued liabilities and bank overdraft decreased $25.5 million to $48.1 million as at June 30, 2007 as compared to $73.6 million as at December 31, 2006.  The decrease reflects a reduction to inventory purchases as a result of the 46.2% decrease in sales in the second quarter of 2007 as compared to the first quarter of 2007.

Property and equipment increased 11.5% to $6.2 million as at June 30, 2007 from $5.5 million as at December 31, 2006. This increase reflects capital expenditures of $1.0 million, $911,000 in net additions to rental equipment assets and $145,000 in other capital additions as a result of an acquisition.  The additions were offset by amortization expense of $1.4 million.

During the first quarter of 2007, the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.167 million.  This acquisition is expected to enhance the Company’s net income.  See note 2a to the interim consolidated financial statements of the Company for further details.

Effective July 27, 2006, the Company implemented a $75.0 million 364-day bank operating facility. There was a decrease in borrowing to $30.1 million as at June 30, 2007 compared to $37.2 million as at March 31, 2007 as a result of a decline in activity levels and the application of collected accounts receivable to the bank operating loan. As at June 30, 2007 the Company was well within its covenant compliance thresholds and had undrawn capacity available up to $75.0 million against its bank operating loan based on the borrowing base formula.

As at June 30, 2007 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 21.9% and equity of 78.1% compared to 25.9% debt and 74.1% equity as at March 31, 2007.

Contractual Obligations

In July 2006, the Company entered into a lease commitment with a 15 year initial term pertaining to the construction of a new distribution centre in Edmonton, Alberta. In April 2007, the lease commitment was amended to include updated construction costs and estimated completion date.  Construction of the property is now anticipated to be completed by mid 2008.

The following table outlines the contractual obligations based on the revised anticipated completion date:

Period Due	Capital Lease Obligations	Operating Lease Commitments	Long-term Debt	Forward Contracts	Total
(thousands of Canadian dollars)
2007	104	3,309	-	3,292	6,705
2008	202	5,220	582	-	6,004
2009	84	5,309	-	-	5,393
2010	-	4,814	-	-	4,814
2011	-	3,987	-	-	3,987
thereafter	-	33,655	-	-	33,655
	390	56,294	582	3,292	60,558

There have been no other material changes in any contractual obligations since the year ended December 31, 2006.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Company, are directors or officers of, or otherwise interested in, Smith International, Inc. (“Smith”), which owns approximately 52% of the Company’s outstanding shares.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply which is a wholly-owned subsidiary of Smith. The transactions are in the normal course of business and at commercial rates.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2007, resulting in an exchange loss of approximately $547,000 in the second quarter due to a combination of a decline in exchange rates and anticipated purchases for the quarter.  Contracts with a value totaling $3.3 million were outstanding as at June 30, 2007.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2007 or 2006.

The Company does not use financial instruments for speculative purposes.  As at June 30, 2007, there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2006.

Change in Accounting Policies

The Company adopted CICA Handbook Section 1530 – Comprehensive Income, Section 3855 – Financial Instrument Recognition and Measurement, Section 3861 – Financial Instruments Disclosure and Presentation, and Section 3865 – Hedges in accordance with the transitional provisions in each respective section.  The adoption of these provisions did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to adoption of these sections.

Subsequent Events

Effective July 1, 2007, the Company purchased the shares of Full Tilt Field Services, for a net purchase price of $3.4 million subject to purchase price adjustments to be determined within 90 days of the effective date.

OTHER ITEMS

The Company’s Form 20-F is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at June 30, 2007 the Company had 18,391,637 common shares outstanding.

As at June 30, 2007 options to purchase 738,899 common shares were outstanding at an average exercise price of $4.75 per common share.  During the second quarter of 2007, the Company received shareholder approval to list and reserve an additional 728,263 shares under the Company’s stock option plan.  As at June 30, 2007 the Board of Directors may grant an additional 981,188 options to purchase common shares.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Controller of the Company have evaluated whether there were changes to its ICFR during the three months ended June 30, 2007 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major suppliers for tubular and valve products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationship will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  In a highly competitive labour market, the Company faces the challenge of attracting and retaining qualified employees.   The Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience wage inflation.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts as an economic hedge against risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such economic hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2006 11% of sales (2005 – 11%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management does not expect that the Company’s internal controls and disclosure controls will prevent all error or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure that these individuals will remain with the Company in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this MD&A, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 52% of the Company’s common outstanding shares.  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company’s operations are subject to hazards.  The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered.

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
June 30		June 30	June 30	June 30
(in thousands of Canadian dollars, except per share data)	2007	2006	2007	2006

Sales	82,938	115,948	237,193	292,905
Cost of sales	66,107	93,488	194,051	238,198
Gross profit	16,831	22,460	43,142	54,707

Other expenses (income)
Selling, general and administrative expenses	14,086	15,450	29,352	32,692
Amortization	727	692	1,486	1,393
Interest expense	479	739	1,062	1,405
Foreign exchange loss (gain)	547	(13)	601	(64)
Other income	(12)	-	(12)	(38)
	15,827	16,868	32,489	35,388

Income before income taxes	1,004	5,592	10,653	19,319
Income tax expense (recovery) (note 4)
Current	654	1,037	3,881	5,986
Future	(294)	641	(245)	540
	360	1,678	3,636	6,526

Income from continuing operations	644	3,914	7,017	12,793
Loss from discontinued operations (note )	-	-	-	-

Net and Comprehensive income for the period	644	3,914	7,017	12,793

Net income per share (note 3)
Basic	0.03	0.21	0.38	0.71
Diluted	0.03	0.21	0.37	0.68
Weighted average number of shares outstanding
Basic	18,328,552	18,068,179	18,282,212	17,961,750
Diluted	18,769,429	18,920,581	18,723,089	18,920,581

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

June 30		December 31
(in thousands of Canadian dollars)	2007	2006

ASSETS
Current assets
Cash	-	-
Accounts receivable	66,364	87,530
Inventories	94,880	97,275
Income taxes receivable	2,480	-
Other (note 7)	5,610	2,965
	169,334	187,770
Property and equipment	6,182	5,546
Goodwill	12,689	10,479
Future income taxes (note 4)	1,405	1,160
Other	608	454
	190,218	205,409
LIABILITIES
Current liabilities
Bank overdraft	5,835	6,832
Bank operating loan	30,148	27,176
Accounts payable	20,325	36,252
Accrued liabilities	21,989	30,492
Income taxes payable	-	819
Current portion of obligations under capital lease	210	217
Current portion of long term debt	582	300
	79,089	102,088
Obligations under capital lease	180	286
Long term debt	-	560
Future income taxes (note 4)	-	-
	79,269	102,934
SHAREHOLDERS' EQUITY
Capital stock	24,441	23,586
Contributed surplus	16,815	16,213
Retained earnings	69,693	62,676
	110,949	102,475
	190,218	205,409

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Six Months Ended
June 30		June 30	June 30	June 30
(in thousands of Canadian dollars)	2007	2006	2007	2006

Cash flows from operating activities
Net income for the period	644	3,914	7,017	12,793
Items not affecting cash -
Amortization	727	692	1,486	1,393
Gain on disposal of property and equipment	-	-	-	(38)
Future income tax expense (recovery)	(294)	641	(245)	540
Stock based compensation expense	676	341	1,062	473
Other	(25)	(217)	255	(369)
	1,728	5,371	9,575	14,792
Net change in non-cash working capital balances
related to operations -
Accounts receivable	39,443	42,387	21,166	9,146
Inventories	(4,758)	(14,283)	1,240	(14,996)
Other current assets	(1,859)	961	(2,645)	1,220
Other non current assets	(208)	-	(208)	-
Accounts payable	(30,831)	(14,201)	(15,927)	(6,814)
Accrued liabilities	(2,977)	(7,163)	(8,504)	5,543
Income taxes payable	(2,585)	(449)	(3,299)	(4,361)
Net cash flow from continuing operations	(2,047)	12,623	1,398	4,530
Net cash flow from discontinued operations (note 2)	-	-	-	-
	(2,047)	12,623	1,398	4,530
Cash flows from financing activities
Issuance of capital stock	354	1,247	568	1,608
Purchase of capital stock in trust for PSU plan	-	-	(173)	-
Increase/ (decrease) in bank operating loan	(7,068)	(16,529)	2,972	6,573
Increase/ (decrease) in bank overdraft	5,835	3,436	(997)	(8,728)
Decrease in obligations under capital leases	(59)	-	(113)	-
Increase/ (decrease) in long term debt	8	(70)	(278)	(126)
	(930)	(11,916)	1,979	(673)
Cash flows from investing activities
Purchase of property and equipment	(594)	(707)	(1,000)	(1,632)
Proceeds on disposal of property and equipment	-	-	-	38
Acquisition of distribution operations (note 2a)	-	-	(2,167)	(2,263)
Contingent payment (note 2b)	-	-	(210)	-
Reduction (increase) of other assets	-	-
Net cash flow from continuing operations	(594)	(707)	(3,167)	(3,857)
Net cash flow from discontinued operations (note 2)	-	-	-	-
	(594)	(707)	(3,377)	(3,857)
Change in cash and cash equivalents during the period	(3,571)	-	-	-
Cash and cash equivalents - Beginning of period	3,571	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	472	723	1,047	1,377
Interest on obligations under capital leases	7	16	15	28
Income taxes	3,244	1,485	7,185	10,347

CE Franklin Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
Number of			Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock based compensation expense	-	-	473	-	473
Stock options exercised	427,648	1,898	(290)	-	1,608
Net income	-	-	-	12,793	12,793
Balance - June 30, 2006	18,232,202	23,812	14,464	52,530	90,806

Balance - December 31, 2006	18,223,013	23,586	16,213	62,676	102,475
Stock based compensation expense	-	-	1,062	-	1,062
Stock options exercised	173,554	824	(256)	-	568
Performance share units (PSU) exercised	10,270	204	(204)	-	-
Purchase of shares in trust for PSU plan	(15,200)	(173)	-	-	(173)
Net income	-	-	-	7,017	7,017
Balance - June 30, 2007	18,391,637	24,441	16,815	69,693	110,949

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2006 and 2005, with exception of policies relating to financial instruments as noted below. These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2006.

Effective January 1, 2007 the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the CICA Handbook in accordance with the transitional provisions in each respective section.

The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilise hedge accounting, the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Business Acquisitions

(a) On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.167 million. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition.  Details of the acquisition are as follows:

Assets
Property, equipment and other	167
Goodwill	2,000

Net cash consideration	2,167

(b) On February 1, 2006 the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million.  In accordance with the purchase agreement, an additional $210,000 was paid in the first quarter of 2007.  This amount was contingent on reaching certain performance conditions and is accounted for under the purchase method as an addition to goodwill.

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 3 - Share data

At June 30, 2007 the Company had 18,391,637 common shares outstanding and 738,899 options to acquire common shares at a weighted average exercise price of $4.75 per common share.  518,457 of those options were vested and exercisable at a weighted average exercise price of $3.48 per common share.

a) Stock Options

No common share options were granted in the second quarter of 2007. A total of 109,671 common shares were granted in the first quarter of 2007 at a fair value of $521,000. The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing  model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.23%
Expected life	5 years
Expected volatility	0.500000

The compensation expense recorded in the second quarter and six months ended June 30, 2007 for common share options granted was $117,000 (2006- $132,000) and $235,000 (2006- $264,000) respectively.

b) Share units

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date.  Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for PSU's is three years from the grant date.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

A total of 27,198 PSU's and DSU's were granted in the second quarter of 2007 at a fair value of $315,000. A total of 65,230 PSU's were granted in the first quarter of 2007 at a fair value of $668,000. The compensation expense recorded in the second quarter and six month period ended June 30, 2007 was $559,000 (2006- $209,000) and $827,000 (2006- $209,000) respectively.

Note 4 - Income taxes

a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Six Months Ended
June 30			June 30		June 30		June 30
(in thousands of Canadian dollars)	2007		2006		2007		2006

Income before income taxes	1,004		5,592		10,653		19,319
Incomes taxes calculated at expected rates	332	0.3%	1,779	0.3%	3,479	0.3%	6,472	0.3%
Non-deductible items	112	0.1%	180	0.0%	247	0.0%	277	0.0%
Adjustments on filing returns	(67)	-0.1%	(343)	(0.1%)	(67)	-0.0%	(343)	-0.0%
Capital and large corporations taxes	11	0.0%	17	0.0%	22	0.0%	36	0.0%
Other	(28)	-0.0%	45	0.0%	(45)	-0.0%	84	0.0%
	360	0.4%	1,678	0.3%	3,636	0.3%	6,526	0.3%

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

June 30		December 31

Assets
Financing and investment charges	709	263
Property and equipment	964	610
Other	667	785
	2,340	1,658

Liabilities
Goodwill	935	498
	935	498

Net future income tax asset	1,405	1,160

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible.  Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.

Note 5 - Financial instruments

At June 30, 2007, the Company held a number of forward foreign exchange contracts to sell an aggregate of USD $3,000,000 in the period July 1, 2007 through July 31, 2007.The contract amounts are each USD $750,000 in value and are required to be fully exercised during the aforementioned period. The Company utilises foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in the value is recognised in the statements of operations.**The blended exchange rate for all remaining open contracts in 2007 is CAD $1.00 = USD $0.91. The closing exchange rate as at June 30, 2007, was CAD $1.00 = USD $0.94. Therefore, as at June 30, 2007, a realised foreign exchange loss in the amount of $101,550 would have arisen if all the contracts were fulfilled on that date. This amount was recorded as a derivitive financial instrument in current liabilities on the balance sheet at the end of the second quarter.

Note 6 - Segmented reporting

The Company operates its business as one operating segment in one geographical location, the Western Canadian sedimentary basin.

Note 7 - Subsequent Event

Effective July 1, 2007, the Company purchased the shares of Full Tilt Field Services, for a net purchase price of $3.4 million subject to purchase price adjustments to be determined within 90 days of the effective date.

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